Dundee Corporation Announces Approval of

Three-For-One Stock Split

Toronto, June 21, 2007 – Dundee Corporation (TSX: DC.A) announced today that the holders of class A subordinate voting shares (“Subordinate Voting Shares”) and class B common shares (“Common Shares”) of the Corporation approved a subdivision of each of the  Subordinate Voting Shares and Common Shares on a three-for-one basis at the annual and special meeting held on June 20, 2007.  Articles of amendment were filed today and the subdivisions will become effective as of the close of business on July 6, 2007.

The Subordinate Voting Shares are listed on the Toronto Stock Exchange (“TSX”).  It is expected that the Subordinate Voting Shares will commence trading on the TSX on a post-split basis on July 4, 2007.

Holders of the subdivided shares of record as of the close of business on July 6, 2007 will receive two additional shares of the same class for each share held.  It is expected that share certificates representing the additional shares to be issued pursuant to the subdivision will be mailed by the Corporation’s transfer agent and registrar on or about July 11, 2007.  It is important that registered shareholders retain both their existing share certificates and the new share certificates that will be mailed as these certificates together will represent their Dundee Corporation holdings.

Assuming that no Subordinate Voting Shares or Common Shares are issued following the date hereof and prior to the subdivisions, the subdivisions will increase the number of Subordinate Voting Shares outstanding from 24,067,586 to 72,202,758 and the number of Common Shares outstanding from 1,040,303 to 3,120,909.

Dundee Corporation is primarily a holding company dedicated to wealth management, real estate and resources. Its domestic financial service activities are carried out through its 58% controlled subsidiary, DundeeWealth Inc. (formerly Dundee Wealth Management Inc.), a company with $63.9 billion in assets under management and administration. Dundee Corporation’s real estate activities are conducted through its approximate 78% owned subsidiary, Dundee Realty Corporation which operates a land and housing business in Canada and the United States. Resource activities are carried out through its wholly owned subsidiary, Dundee Resources Limited.

FOR FURTHER INFORMATION PLEASE CONTACT:

Dundee Corporation

Dundee Corporation

Ned Goodman

Joanne Ferstman

President and Chief Executive Officer

Executive Vice President and

(416) 365-5665

Chief Financial Officer

(416) 365-5010